Exhibit 20 Press release issued February 9, 2010

For Immediate Release	February 9, 2010

BOWL AMERICA REPORTS SECOND QUARTER EARNINGS

Bowl America Incorporated today reported fiscal year second quarter earnings declined to $.08 and first-half earnings to $.09 per share, from $.15 and $.17 per share, respectively, for the comparable prior year quarter and six-month periods. Although league play has remained stable, open play games continue to be depressed as a result of ongoing concern about the economy and resulting reduction in discretionary spending by consumers. Also, centers in Virginia and Maryland were hard hit by the December 2009 blizzard, which fell on a weekend. In addition to the loss of business, costs associated with the storm caused maintenance expenses to rise. Winter storms in January and February, some on weekends, may significantly impact third quarter results. League cancellations are expected to be made up in the third and fourth quarters, however resulting losses in open play cannot be recovered.

Bowl America has no debt and has built cash reserves during more profitable years as a strategy to offset less profitable times. Tomorrow the Company will pay a per share regular quarterly dividend of $.155.

Bowl America operates 19 bowling centers and its Class A Common Stock trades on the NYSE Amex Exchange with the symbol BWLA. A more detailed explanation of results is available in the Company’s S.E.C. Form 10-Q filing, available at the Company’s web site www.bowlamericainc.com.

BOWL AMERICA INCORPORATED
Results of Operations
(unaudited)

	Thirteen weeks ended		Twenty-six weeks ended
	December 27,	December 28,	December 27,	December 28,
	2009	2008	2009	2008
Revenues
Bowling and other	$4,849,900	$5,322,923	$9,176,233	$10,059,907
Food & merchandise sales	2,040,680	2,223,251	3,789,557	4,120,207
	6,890,580	7,546,174	12,965,790	14,180,114

Operating expenses
excluding depreciation and amortization	5,916,410	6,110,477	11,647,060	12,273,183

Depreciation and amortization	459,253	459,922	917,503	924,563

Interest & dividend income	138,766	165,877	274,895	348,254

Earnings before taxes	653,683	1,141,652	676,122	1,330,622

Net Earnings	$424,483	$743,852	$439,122	$866,822	(1)

Weighted average shares outstanding	5,141,030	5,134,182	5,141,053	5,134,936

EARNINGS PER SHARE	.08	.15	.09	.17

(1)	Includes expected insurance recovery of $60,000, received in June 2009, for the twenty-six week period ended December 28, 2008.

SUMMARY OF FINANCIAL POSITION
(unaudited)
Dollars in Thousands

	12/27/09	12/28/08
ASSETS

Total current assets including cash and
short-term investments of $10,411 & $9,641	$12,172	$12,248
Property and investments	30,797	31,117
TOTAL ASSETS	$42,969	$43,365

LIABILITIES AND STOCKHOLDERS' EQUITY

Total current liabilities	$3,982	$4,028
Other liabilities	2,351	2,365
Stockholders' equity	36,636	36,972
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$42,969	$43,365